oerlikon

RECEIVED

2008 AUG 18 A 8:23

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

[redacted]

08004361

Date August 13, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

B. Auracher

Corporate Communications

PROCESSED
AUG 20 2008
THOMSON REUTERS

Enclosure

- **Oerlikon adjusts profit forecast and goodwill values to reflect changed market conditions**

dlw 8/18

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190

Oerlikon adjusts profit forecast and goodwill values to reflect changed market conditions

Pfäffikon SZ, 13 August 2008 – In the course of preparing its report for the first half year 2008, Oerlikon Group has adjusted its profit forecast to reflect current market conditions, and has recognized impairments of certain assets.

The sharp decline in global textile business, the unfavorable development of foreign currency exchange rates – particularly of the US Dollar vs. the Swiss Franc – and the current weakness in the semiconductor market exert a significant influence on profits for the half year as well as the annual result for 2008. The company now expects the EBIT before impairments for 2008 to be one third lower than in the previous year.

In addition, as interest rates and economic volatility have risen significantly, Oerlikon will revalue its goodwill due to the changed market environment. The revaluation will have no cash effect. For Oerlikon Textile, Oerlikon Esec and Oerlikon Systems, a one-time impairment of CHF 350 million in total is required.

Further details will be presented at the HY press conference (August 26, 2008, 10:00 am, Lake Side, Bellerivestrasse 170, 8008 Zurich).

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon *(SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.*

END